13.

03003113

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JD Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4401 FISCAL YEAR 8-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 1/16/03

82-4401

JD GROUP

JD GROUP 2002

Audited financial results

for the year ended 31 August 2002

8 years at a glance

Revenue
(R million)


4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2 205
2 479
2 726
2 896
3 016
3 429
3 788
4 083
'95
'96
'97
'98
'99
'00
'01
'02

Headline earnings per share
(cents)


400
350
300
250
200
150
100
50
0
85,3
118,0
136,5
184,3
242,6
293,7
351,2
225,2
'95
'96
'97
'98
'99
'00
'01
'02

Net asset value per share
(cents)


1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
701,5
801,6
919,4
1 086,3
1 297,6
1 541,5
1 705,1
1 723,9
'95
'96
'97
'98
'99
'00
'01
'02

2002

- revenue up 8% to R4,1 billion
- total sale of merchandise up 12% to R2,6 billion
- gearing at 53,9%
- headline earnings per share down 36% to 225,2 cents
- asset base strengthened
- optimistic about the year ahead

JD GROUP

Income statement

	Audited year ended 31 August 2002 R million	Audited year ended 31 August 2001 R million	% change
Sale of merchandise	2 583	2 301	12
Finance charges earned	750	738	2
Financial services	551	560	(2)
Other services	199	189	5
Revenue	4 083	3 788	8
Continuing	4 083	3 517	
Discontinued		271	
Cost of sales	1 706	1 530	12
Continuing	1 706	1 447	
Discontinued		83	
Operating expenses excluding the following:	1 890	1 552	22
Depreciation	57	51	12
Goodwill amortised	15	–	
Surplus on disposal of property, plant and equipment	(3)	(2)	
Operating income before finance costs	418	657	(36)
Continuing	418	617	
Discontinued		40	
Investment income	(11)	(8)	38
Finance costs	130	101	29
Income before loss on discontinuance	299	564	(47)
Exceptional item: Loss on discontinuance		167	
Income before taxation	299	397	(25)
Taxation	60	123	(51)
Income after taxation	239	274	(13)
Attributable to outside shareholders	(2)	(1)	
Income attributable to shareholders	241	275	(12)
Reconciliation of headline earnings			
Income attributable to shareholders	241	275	
Loss on discontinuance		167	
Taxation thereon		(47)	
Goodwill amortised	15	–	
Surplus on disposal of property, plant and equipment	(3)	–	
Taxation thereon	1	–	
Headline earnings	254	395	(36)
Number of shares in issue (000)	112 730	112 609	–
Weighted average number of shares in issue (000)			
– basic	112 709	112 123	1
– diluted	113 285	115 170	(2)
Headline earnings per share (cents)			
– basic	225,2	351,2	(36)
– diluted	224,1	341,9	(35)
Earnings per share (cents)			
– basic	213,8	245,3	(13)
– diluted	212,7	238,8	(11)
Distribution to shareholders (cents)	56	94	(40)
Interim declared	34	57	
Final proposed	22	37	

Balance sheet

JD GROUP

	Audited 2002 R million	Audited 2001 R million
Assets		
Non-current assets	355	269
Property, plant and equipment	144	127
Goodwill	54	6
Share incentive trusts	10	10
Investments	110	110
Deferred taxation	37	16
Current assets	3 898	4 270
Inventories	427	359
Accounts receivable	3 231	3 255
Financial assets	13	–
Taxation	5	1
Bank balances and cash	222	655
Total assets	4 253	4 539
Equity and liabilities		
Equity and reserves		
Share capital and premium	782	781
Non-distributable reserve	24	4
Retained income	1 112	1 093
Shareholders for dividend	25	42
Shareholders' equity	1 943	1 920
Outside shareholders' interest	21	(1)
Non-current liabilities	1 310	1 577
Interest bearing long term liabilities	1 049	1 261
Deferred taxation	261	316
Current liabilities	979	1 043
Interest bearing	219	192
Non-interest bearing	745	722
Financial liabilities	11	–
Taxation	2	125
Bank overdraft	2	4
Total equity and liabilities	4 253	4 539
Directors' valuation of unlisted investments	110	110
Capital expenditure authorised and contracted	1	4
Capital expenditure authorised but not yet contracted	94	52
Operating lease commitments	920	680
The Group has no other material commitments or contingent liabilities.		
Net asset value per share (cents)	1 723,9	1 705,1
Gearing ratio (net) (%)	53,9	41,8

Cash flow statement

	2002 R million	2001 R million
Cash flows from operating activities	(159)	(25)
Cash generated by operations	489	682
Increase in working capital	(238)	(470)
Cash generated by operating activities	251	212
Investment income	11	8
Interest received	30	12
Interest paid	(176)	(113)
Taxation paid	(195)	(45)
Cash utilised by operating activities	(79)	74
Dividends paid	(80)	(99)
Cash flows from investing activities	(88)	(87)
Decrease in loans to the share incentive trusts	–	3
Acquisition of subsidiaries	(29)	(2)
Investments acquired	1	(30)
Proceeds on disposal of property, plant and equipment	7	8
Additions to property, plant and equipment	(67)	(66)
Cash flows from financing activities	(184)	722
Proceeds on issue of shares	1	19
Long term bank borrowings raised	–	1 000
Long term bank borrowings repaid	(160)	(797)
Finance lease liability raised	–	500
Finance lease liability repaid	(25)	–
Net decrease in cash and cash equivalents	(431)	610
Cash and cash equivalents at beginning of year	651	41
Cash and cash equivalents at end of year	220	651

Statement of changes in equity

JD GROUP

	Share capital Rm	Share premium Rm	Non-distributable reserve Rm	Retained income Rm	Shareholders for dividend Rm	Total Rm
Balance at 31 August 2000	5	757	–	924	35	1 721
Income attributable to shareholders				275		275
Distributable to shareholders				(106)	106	–
Paid to shareholders						
– 15 December 2000					(35)	(35)
– 15 June 2001					(64)	(64)
Translation of foreign entity			4			4
Issue of share capital	1	18				19
Balance at 31 August 2001 – as previously reported	6	775	4	1 093	42	1 920
Change in accounting policy				(159)		(159)
Balance at 31 August 2001 – restated	6	775	4	934	42	1 761
Income attributable to shareholders				241		241
Distributable to shareholders				(63)	63	–
Paid to shareholders						
– 19 November 2001					(42)	(42)
– 27 May 2002					(38)	(38)
Translation of foreign entities			20			20
Issue of share capital		1				1
Balance at 31 August 2002	6	776	24	1 112	25	1 943

JD GROUP

Segmental analysis – Business unit

2002		Russells	Joshua Doore	Bradlows
Revenue	Rm	1 352	989	606
Operating income	Rm	243	133	74
Depreciation	Rm	2	2	2
Total assets	Rm	1 224	884	550
Total current liabilities	Rm	181	144	84
Capital expenditure	Rm	2	2	2
Operating margin	%	18,0	13,4	12,2
Total sale of merchandise	Rm	807	608	395
Share of group sale of merchandise	%	31,2	23,5	15,3
Credit sales	Rm	667	470	320
Percentage of total	%	82,7	77,3	81,0
Cash sales	Rm	140	138	75
Percentage of total	%	17,3	22,7	19,0
Deposit rate on credit sales	%	12,5	14,1	18,1
Number of stores		194	146	93
Revenue per store	R000	6 969	6 774	6 516
Retail square meterage		131 266	114 608	69 908
Revenue per square metre	Rand	10 300	8 629	8 669
Number of employees		2 867	2 330	1 495
Revenue per employee	R000	472	424	405
Instalment sale receivables – gross	Rm	1 418	994	587
Bad debts written off	Rm	87	54	27
Bad debts written off as a percentage of gross receivables	%	6,1	5,4	4,6
Receivables' arrears	Rm	201	117	64
Receivables' arrears as a percentage of gross receivables	%	14,2	11,8	10,9
Average length of the book	Months	14,8	14,7	13,2

2001		Russells	Joshua Doore	Bradlows
Revenue	Rm	1 287	916	578
Operating income	Rm	343	163	101
Depreciation	Rm	2	2	1
Total assets	Rm	1 209	847	545
Total current liabilities	Rm	180	145	87
Capital expenditure	Rm	1	1	1
Operating margin	%	26,7	17,8	17,5
Total sale of merchandise	Rm	770	563	366
Share of group sale of merchandise	%	33,5	24,5	15,9
Credit sales	Rm	650	442	307
Percentage of total	%	84,4	78,5	83,9
Cash sales	Rm	120	121	59
Percentage of total	%	15,6	21,5	16,1
Deposit rate on credit sales	%	9,8	12,3	15,6
Number of stores		191	142	92
Revenue per store	R000	6 738	6 451	6 283
Retail square meterage		131 185	112 327	66 472
Revenue per square metre	Rand	9 811	8 155	8 695
Number of employees		2 667	2 221	1 483
Revenue per employee	R000	483	412	390
Instalment sale/loan receivables – gross	Rm	1 320	904	573
Bad debts written off	Rm	46	39	19
Bad debts written off as a percentage of gross receivables	%	3,5	4,3	3,3
Receivables' arrears	Rm	153	98	60
Receivables' arrears as a percentage of gross receivables	%	11,6	10,8	10,5
Average length of the book	Months	15,0	14,8	13,9

JD GROUP

Price 'n Pride	Electric Express	Abra	BoConcept	Corporate	Group
522	318	232	64		4 083
37	40	(31)	(21)	(57)	418
1	1	3	2	44	57
592	243	74	109	577	4 253
78	51	65	32	344	979
1	–	5	13	42	67
7,1	12,6	(13,4)	(32,8)		10,2
278	203	228	64		2 583
10,8	7,9	8,8	2,5		
255	138				1 850
91,7	68,0				71,6
23	65	228	64		733
8,3	32,0	100,0	100,0		28,4
13,8	18,0				14,5
121	114	22	5		695
4 314	2 789	10 545	12 800		5 875
74 192	17 947	24 066	12 631		
7 036	17 719	9 640	5 067		
1 946	685	365	43	333	10 064
268	464	636	1 488		406
698	275				3 972
69	10				247
9,9	3,6				6,2
170	18				570
24,4	6,5				14,4
18,5	13,1				15,1

Price 'n Pride	Electric Express	Score	Abra	Corporate	Group
350	289	270	98		3 788
67	43	40	(11)	(89)	657
1	1	1	1	42	51
676	228		54	980	4 539
79	51		22	479	1 043
1	–		2	60	66
19,0	14,8	14,9	(11,4)		17,3
176	185	144	97		2 301
7,6	8,0	6,3	4,2		
166	129	137			1 831
94,3	69,7	95,1			79,6
10	56	7	97		470
5,7	30,3	4,9	100,0		20,4
11,7	16,0	11,7			12,1
131	109		19		684
2 672	2 651		5 158		5 538
75 107	16 930		18 586		
4 660	17 070		5 273		
2 339	676		253	345	9 984
150	428		387		379
740	239				3 776
37	4				145
5,0	1,7				3,8
156	14				481
21,1	5,9				12,7
20,4	12,9				16,2

Segmental analysis – Geographical

2002		South Africa
Revenue	Rm	3 673
Operating income	Rm	471
Depreciation	Rm	52
Total assets	Rm	3 874
Total current liabilities	Rm	878
Capital expenditure	Rm	48
Operating margin	%	12,8
Total sale of merchandise	Rm	2 222
Share of group sale of merchandise	%	86,0
Credit sales	Rm	1 796
Percentage of total	%	80,8
Cash sales	Rm	426
Percentage of total	%	19,2
Number of stores		652
Revenue per store	R000	5 633
Number of employees		9 361
Revenue per employee	R000	392
Instalment sale receivables – gross	Rm	3 832

2001		South Africa
Revenue	Rm	3 560
Operating income	Rm	657
Depreciation	Rm	49
Total assets	Rm	4 353
Total current liabilities	Rm	1 014
Capital expenditure	Rm	63
Operating margin	%	18,4
Total sale of merchandise	Rm	2 129
Share of group sale of merchandise	%	92,5
Credit sales	Rm	1 768
Percentage of total	%	83,0
Cash sales	Rm	361
Percentage of total	%	17,0
Number of stores		647
Revenue per store	R000	5 502
Number of employees		9 388
Revenue per employee	R000	379
Instalment sale receivables – gross	Rm	3 623

Neighbouring countries	Europe	Group
114	296	4 083
(6)	(47)	418
–	5	57
132	247	4 253
4	97	979
–	19	67
(5,3)	(15,9)	10,2
69	292	2 583
2,7	11,3	
54		1 850
78,3		71,6
15	292	733
21,7	100,0	28,4
16	27	695
7 125	10 963	5 875
295	408	10 064
386	725	406
140		3 972

Neighbouring countries	Europe	Group
130	98	3 788
11	(11)	657
1	1	51
132	54	4 539
7	22	1 043
1	2	66
8,5	(11,4)	17,3
75	97	2 301
3,3	4,2	
63		1 831
84,0		79,6
12	97	470
16,0	100,0	20,4
18	19	684
7 222	5 158	5 538
343	253	9 984
379	387	379
153		3 776

1. ACCOUNTING POLICIES

Basis of accounting

The financial statements are prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards, applied by JD Group since its 2000 financial year, which are consistent in all material respects with those of the previous year, except for the change in accounting policy on the adoption IAS 39: Financial Instruments: Recognition and Measurement. This is the equivalent of the South African AC 133.

The accounting policies affected by the adoption of IAS 39 are as follows:

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts based on estimated future cash flows discounted at the effective rate implicit to each contract.

Derivative financial instruments

Derivative financial instruments are initially recorded at cost when the Group has become a party to the contractual provisions of the instrument and are remeasured to fair value at subsequent reporting dates.

2. CHANGE IN ACCOUNTING POLICY

The Group changed its accounting policy relating to financial instruments in accordance with IAS 39: Financial Instruments: Recognition and Measurement (Revised 2000).

IAS 39 (Revised 2000) has introduced a comprehensive framework for accounting for all financial instruments. The Group's detailed accounting policies in respect of such instruments are set out above. The principal effect of the adoption of IAS 39 has been the recognition of additional impairment provisions for originating loans and receivables based on the net present value of expected future cash flows of delinquent accounts, and the recognition of the derivative financial instruments on balance sheet at fair value with effect from 1 September 2001.

The most significant impact of this standard on companies in the retail sector are the paragraphs dealing with the calculation of the impairment of receivables. In prior periods the Group accounted for the instalment sale receivables book at its nominal value less a provision against those receivables that were unlikely to be collected in full. IAS 39 lays down specific guidelines for the calculation of the impairment provision required to be raised against receivables. Essentially, the Group is required to estimate the future cash flows for delinquent receivables and to discount those cash flows at the effective interest rate implicit in the receivables contract. In simple terms, the Group needs to account for the impact of time on the future income stream as well as the likelihood of future delinquency which is imminent in the profile of any long term receivables' book. The difference between the nominal value of the receivables and the present value of the estimated cash flows represents the impairment provision to be raised against the receivables' book. As a result of the new provisioning requirement the Group has increased its provision against receivables at year end by R137 million.

IAS 39 further requires the recognition of the fair value of derivative instruments, which include foreign exchange contracts and interest rate swaps, on the balance sheet with all fair value movements being recognised through the income statement. A net financial asset of R2 million exists on balance sheet at year end.

The effects on opening retained income and current year net income are summarised as follows:

	Gross Rm	Taxation Rm	Net Rm
Opening retained income*			
Additional accounts receivable provision	(220)	67	(153)
Fair value of derivative instruments	(9)	3	(6)
Reduction in opening retained income	(229)	70	(159)
Current year net income			
Release of accounts receivable provision	83	(25)	58
Movement in fair value of derivative instruments	13	(4)	9
Increase in net income	96	(29)	67

** As a result of the proposed amendments to IAS 39 and the release of implementation guidance, certain paragraphs in IAS 39 relating to the discount rate to be applied to the expected cash flows from the receivables have been clarified. The opening retained income was not restated in the interim results at February 2002. This has now been restated to reflect the application of the discount rate referred to above.*

3. FINANCE COSTS

	Year ended 31 August 2002 R million	Year ended 31 August 2001 R million
Interest paid	176	113
Interest received	(30)	(12)
Fair value gains on interest rate swaps	(16)	–
	130	101

4. DILUTED EARNINGS AND HEADLINE EARNINGS PER SHARE

The diluted number of shares has been calculated after considering the dilutive impact of share options and the cash value to be received in future, in respect of unissued shares granted to employees.

5. ACCOUNTS RECEIVABLE

	2002 R million	2001 proforma R million	2001 as reported R million
Instalment sale receivables	3 972	3 766	3 766
Cash loans	–	10	10
Less: Provisions*	(915)	(898)	(678)
Unearned finance charges	(522)	(483)	(483)
Other	(393)	(415)	(195)
	3 057	2 878	3 098
Other receivables	174	157	157
	3 231	3 035	3 255

** Included in provisions is the additional impairment provision raised to account for the discounting of expected cash receipts as required by IAS 39 and discussed in note 2. In terms of the transitional provisions of IAS 39 the comparative results have not been restated.*

In accordance with industry norms, amounts due from instalment sale debtors receivable after one year are included in current assets.

Bank borrowings are secured by a negative pledge of accounts receivable.

RESULTS

Despite imposing stringent credit granting measures, overall performance of the Group was satisfactory and certainly places the Group in a strong position going forward.

Group revenues were up 8% to over R4 billion, with all businesses producing top line growth. Notably, Abra, the Group's retailer in Poland, showed strong growth of over 135% to R232 million and there was a contribution for the first time from our UK upmarket home furnishing retailer, BoConcept®. The South African businesses produced revenue growth of 3,2%, mostly the result of stronger cash sales with flat revenue from credit sales. The higher cash sales component is now a feature of the business due to the decline in creditworthy customers. Income from finance charges was flat, partly due to low usury rates, which have since reversed.

The gross margin was slightly lower due to higher cost of sales in the international businesses. Cost of sales in southern Africa was lower.

Operating income was in line with our expectations at the time of publishing our interim results. It fell 36% to R418 million, the same percentage fall as at the half year. This includes an increase in bad debts and related costs, operating losses at Abra and BoConcept® and goodwill written off. Finance costs were up some 29% because of increased borrowings and interest rates.

Headline earnings per share fell 36% to 225,2 cents.

The Group has complied with International Accounting Standards since its 2000 financial year. In line with this practice, the Group results reflect the first time application of IAS 39, a first for our sector.

The main impact of adopting IAS 39, is the impairment of our receivables resulting from net present valuing estimated future cash collections on delinquent customers. The transitional provisions of IAS 39 requires that the impact of the adoption of the standard be processed against opening retained income. Hence the impairment provision assessed at 1 September 2001 of R220 million has been processed accordingly. The benefits arising from our new approach to credit granting and improved collection process have resulted in the reduction of the impairment provision of R83 million in the current year. The result at year end is an increased provision of R137 million against receivables. Total provisions against receivables now amount to R915 million – 23,0% of gross receivables (2001 proforma: R898 million – 23,8% of gross receivables).

The arrears has increased across all our business units. This trend was, however, contained and is now reversing as a result of the positive impact of the new approach to credit granting and the improved collection process. The average length of the book has reduced from 16,2 months to 15,1 months which reflects an improvement in the collection rates from 6,2% to 6,6%.

Our balance sheet remains strong. Gearing, at 53,9%, is slightly above our internal maximum. Inventory levels were up because of inflation and the inclusion of BoConcept® inventories. We maintained excellent inventory control with an average inventory turnover of 3,8 times per annum.

Cash generated by our operations increased from R212 million to R251 million, largely on the back of our efficient management of working capital within the Group. As a result of the increase in the taxation paid, together with interest and loan repayments, our net cash balances fell to R220 million by year end.

OPERATIONS

Statistics recently provided by Econometrix suggest that national household furniture sales in South Africa shrank during the year under review. Domestic appliances, with the exception of the fourth quarter of 2001, which showed some growth, as a result of price inflation mirrored this pattern. Audio equipment, television and video saw growth. While there was an element of price inflation with the decline of the rand, new technology in television sets, increased momentum in DVD and the FIFA World Cup in Japan and Korea led to the increased sales.

Notwithstanding the above, with the exception of Price 'n Pride which was repositioned, the business units within the JD Group showed real growth in both units and rand terms. Furthermore, improved efficiencies were achieved in every aspect of the business. The segmental analysis gives the details of the above for each business unit.

It is noteworthy to highlight what has been achieved by Price 'n Pride and the time it has taken to return this business unit to profitability. During the first six months of the year, this business unit produced an operating loss of R7 million but this was reversed into an operating profit of R44 million in the second half of the year. Average deposits, the cash sale rate and the instalment rate have increased significantly as a result of the repositioning of this brand. We expect these trends to continue.

Like on like sales at Price 'n Pride declined last year by 1,4%. Excluding this from Group sales, the other four business units grew like on like sales by 5,3%. We are determined to grow our market share without succumbing to the temptation of selling at the expense of good credit.

The consolidation that is taking place in our sector is long overdue. However, this consolidation will not in itself address the problems facing our industry. The consumers' ability to service debt and our ability to assess the consumers' indebtedness with the same degree of certainty we had in the past, have both diminished materially. This has necessitated a very different approach to credit assessment and the management of our receivables.

While some would argue that our timing in addressing the credit issue was inopportune, that is, just prior to the 2001 Christmas trading, it is precisely at that time when credit granting is at its riskiest. We had hoped that the very aggressive marketing plans put in place, as an antidote to the severe credit granting criteria, would offset the negative impact on sales. It is gratifying to note that May 2002 and June 2002 showed 10,1% year on year growth in instalment collections. July 2002 showed a 12,8% growth with August 2002 growing by 13,3%. This improvement in instalment collections is expected not only to continue but also to improve as our new approach to credit granting gains momentum. The long term benefits to our southern African operations will be immense.

The Group's revenue stream was hit by the lower usury rate in 2002. However, the recent rate increases benefit our bottom line despite the indirect effect on consumer spending.

JD Group/Nedcor alliance

In its first full year of trading, the Peoples Bank alliance made significant progress, increasing points of presence from 106 to 182 in selected Bradlows, Russells, Joshua Doore and Price 'n Pride stores nationwide. Peoples Bank also piloted its first full service in-store outlet during the year.

Loans granted increased almost tenfold to R228 million for the year. A selected range of Old Mutual insurance products continue to offer customers funeral, savings and education benefits. The response to these offerings remains encouraging.

An electronic front end loan application was developed and rolled out, enhancing customer service. Over 220 full time financial services staff received intensive product and skills development training, further improving individual performance levels.

Capitalising on the existing JD Group store network, Peoples Bank will selectively extend its geographic representation while broadening the product range to include non-loan based products such as savings and investments.

In line with the start up phase, the building of critical mass and the adoption of conservative bad debt provisioning, a loss of R1 million was incurred during the review period, our share of which amounted to R0,5 million. With an expanded store base and product range, together with refinements to the current business model, we anticipate an improvement in the position during the 2003 financial year.

Poland

Abra grew like on like sales by 8,6% and maintained margins, notwithstanding the contraction of the Polish economy. Many independent furniture retailers have closed their doors and Abra is now one of the largest furniture retailers in Poland. The economic woes in Poland have also brought about far more sober expectations by landlords. We are currently concluding leases at the projected rentals in our business plan.

We have established that our original vision for Poland was correct and offers huge opportunity for the Group. The performance of our newer stores confirms the potential of a business unit generating in excess of PLN500 million with a bottom line contribution of at least PLN25 million. This equates to R65 million at the current rate of exchange. With the increased store base, Abra will achieve the critical mass to support the infrastructural costs.

The format going forward will comprise three store sizes, 500 m^2, 600 m^2 and 700 m^2, with a total occupancy cost of PLN18 per m^2 for the smaller stores and a maximum of PLN30 per m^2 for the larger stores. These store sizes provide an appropriate rental to turnover ratio.

United Kingdom

BoConcept® was acquired by the Group in 2001 and now comprises six stores retailing Danish designed and manufactured furniture. A seventh store is opening this month. The business unit accounted for an operating loss of R21 million for the year. Total sales were R64 million.

Established stores are expected to more than double profits and those stores recently opened are expected to generate profits in the 2003 financial year.

Negotiations are under way for a further six stores. The fully fledged head office has a carrying capacity for a much larger business unit.

PROSPECTS

BoConcept® is in its start up phase; Abra is now ready to move ahead with confidence and what had to be done has been done in southern Africa. In time, our global strategy will provide JD Group stakeholders with the necessary currency hedge.

We have made an excellent start to the current year. Operating margins are expected to increase.

Huge strides have been achieved in securing our well being for the future. There is good reason to feel optimistic about the year ahead.

ANNUAL REPORT

The annual financial statements for the year ended 31 August 2002 will be posted to shareholders on or about 20 January 2003. The financial statements will include a notice of the annual general meeting of shareholders to be convened on Monday, 17 February 2003.

DECLARATION OF FINAL DIVIDEND NUMBER 38

The directors have declared a final dividend of 22 cents (2001: 37 cents) per share for the year ended 31 August 2002.

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE, the following dates will apply to the final dividend:

Last day for trading to qualify for and participate in the final dividend (cum dividend)	Friday, 3 January 2003
Trading ex dividend commences	Monday, 6 January 2003
Record date	Friday, 10 January 2003
Dividend payment date (electronic and certificated register)	Monday, 13 January 2003

Shareholdings may not be dematerialised or rematerialised between Monday, 6 January 2003 and Friday, 10 January 2003, both days inclusive.

UNQUALIFIED AUDIT REPORT

The financial information has been audited by Deloitte & Touche, whose unqualified report is available for inspection by members at the Company's registered office.

PROFURN/ RENEWAL OF CAUTIONARY ANNOUNCEMENT

The decision of the Competition Tribunal is expected shortly with regard to the Profurn acquisition.

Further to the cautionary announcement dated 23 October 2002, shareholders are reminded that the proposed transaction whereby JD Group and FirstRand Limited have entered into a Memorandum of Understanding regarding the proposed sale of the businesses of Profurn Limited to JD Group ("the proposed transaction"), is still conditional upon, inter alia, the approval of the Competition Tribunal and the terms of the relevant documentation, including comprehensive agreements, being concluded.

The Competition Commission has recommended to the Competition Tribunal that the proposed transaction be approved without conditions. The Competition Tribunal hearing was held on 25 and 29 November 2002 and 3 and 4 December 2002. A further announcement will be made once the Competition Tribunal has made a ruling.

Accordingly, shareholders are advised to continue to exercise caution when dealing in JD Group securities until a further announcement is made.

For and on behalf of the board

David Sussman
Executive Chairman

Gerald Völkel
Financial Director

Johannesburg, 12 December 2002

JD GROUP

Administration

JD GROUP LIMITED

Registration number: 1981/009108/06
Share code: JDG
ISIN code: ZAE000030771

Registered office
11th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg, 2001
(PO Box 4208, Johannesburg, 2000)

Transfer secretaries
South Africa
Computershare Investor Services Limited
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Namibia
Transfer Secretaries (Proprietary) Limited
Shop 12, Kaiserkrone Centre, Post Street Mall, Windhoek, Namibia
(PO Box 2401, Windhoek, Namibia)

Executive directors
I D Sussman (Executive Chairman), H C Strauss (Managing), J L Bezuidenhout, N W E Thomson (British), G Völkel

Non-executive directors
M E King, D Konar, I S Levy, M Lock, M J Shaw

Company secretary
M I Jaye CA(SA)

JD's Brands

Abra – MAGICZNE WNĘTRZE ZA NAJLEPSZĄ CENĘ
Bo concept
Bradlows – THE BRADLOWS DIFFERENCE
Giddy's Electric Express – WE'VE GOT THE POWER!
Joshua Doore – YOU'VE GOT AN UNCLE IN THE FURNITURE BUSINESS
Price 'n Pride
Russells

GRAPHICOR 28531

Visit our website:
www.jdg.co.za